

June 10, 2015

John W. Gamble, Jr.
Chief Financial Officer
Equifax, Inc.
1550 Peachtree Street, N.W.
Atlanta, Georgia 30309

> **Re:** **Equifax, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2014**
> **Filed February 25, 2015**
> **File No. 001-06605**

Dear Mr. Gamble:

We have limited our review of your filing to the financial statements and related disclosures and have the following comment. Please comply with the following comment in future filings. Confirm in writing that you will do so and explain to us how you intend to comply. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

Form 8-K filed March 22, 2015

> We note that your press release in Exhibit 99.1 discussed Adjusted EPS and Adjusted Operating Margin, but does not discuss equivalent GAAP financial measures. This presentation may attach undue prominence to the non-GAAP information. Please revise your presentation in future filings to show with equal or greater prominence, the most directly comparable financial measure or measures calculated and presented in accordance with GAAP. Please refer to Instruction 2 to Item 2.02 of Form 8-K which states that certain provisions of Item 10(e) of Regulation S-K apply to disclosures under Item 2.02.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comment, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Inessa Kessman, Staff Accountant, at 202-551-3371 or Terry French, Accounting Branch Chief, at 202-551-3828 or me at (202) 551-3810 with any questions.

Sincerely,

/s/ Terry French for

Carlos Pacho
Senior Assistant Chief Accountant